Filed Pursuant to Rule 424(b)2
File No. 333-145894

CALCULATION OF REGISTRATION FEE

Title of each class of	Maximum aggregate	Amount of
securities offered	offering price	registration fee
6.25% Senior Notes due 2013	$400,000,000	$12,280(1)

(1) The filing fee of $12,280 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act, the registration fee hereunder is entirely offset by fees totaling $779,223.87 that have already been paid with respect to $3,000,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-40077 filed by Starwood Hotels & Resorts and Starwood Hotels & Resorts Worldwide, Inc., as amended on March 10, 1998, but were not sold thereunder.

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 6, 2007)

$400,000,000

6 1/4% Senior Notes due 2013

Interest on the notes will be payable semi-annually on February 15 and August 15 of each year, beginning on February 15, 2008. Interest on the notes will accrue from September 13, 2007 to the date of delivery. The notes will mature on February 15, 2013. We may redeem some or all of the notes at any time before maturity at the “make-whole” price discussed under the caption “Description of the Notes — Optional Redemption.”

The notes will be our senior obligations and will rank equally with all of our other unsecured senior debt.

Investing in the notes involves risks. See “Supplemental Risk Factors” on page S-5 of this prospectus supplement and “Risk Factors” beginning on page 9 of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

	Per Note	Total

Price to public(1)	99.888%	$399,552,000
Underwriting discounts and commissions	0.600%	$2,400,000
Proceeds to Starwood (before expenses)	99.288%	$397,152,000

(1)	Plus accrued interest, if any, from September 13, 2007.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Clearstream, Luxembourg and the Euroclear System on or about September 13, 2007.

Joint Book-Running Managers

JPMorgan	Morgan Stanley

Co-Managers

Banc of America Securities LLC	Calyon	Citi	Merrill Lynch & Co.

Credit Suisse Scotia Capital	Deutsche Bank Securities	RBS Greenwich Capital Wachovia Securities

September 6, 2007

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of notes. The accompanying prospectus contains information about our securities generally, some of which does not apply to the notes covered by this prospectus supplement. This prospectus supplement may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the additional information under the caption “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, and those disclosed under “Supplemental Risk Factors” in this prospectus supplement and under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

S-ii

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Starwood” and the “Company” refer to Starwood Hotels & Resorts Worldwide, Inc. and its consolidated subsidiaries.

Starwood Hotels & Resorts Worldwide, Inc.

We are one of the world’s largest hotel and leisure companies. We conduct our hotel and leisure business both directly and through our subsidiaries. Our brand names include the following:

•	St. Regis Hotels & Resorts (luxury full-service hotels, resorts and residences),

•	The Luxury Collection (luxury full-service hotels and resorts),

•	W Hotels (luxury and upscale full service hotels, retreats and residences),

•	Westin Hotels & Resorts (luxury and upscale full-service hotels and resorts),

•	Le Méridien (luxury and upscale full-service hotels, resorts and residences),

•	Sheraton Hotels & Resorts (luxury and upscale full-service hotels and resorts),

•	Four Points by Sheraton (select-service hotels),

•	aloft (select-service hotels), and

•	element (extended-stay hotels).

Through our brands, we are well represented in most major markets around the world. Our operations are grouped into two business segments, hotels and vacation ownership and residential operations.

Our revenue and earnings are derived primarily from hotel operations, which include the operation of our owned hotels; management and other fees earned from hotels we manage pursuant to management contracts; and the receipt of franchise and other fees.

Our hotel business emphasizes the global operation of hotels and resorts primarily in the luxury and upscale segment of the lodging industry. We seek to acquire interests in, or management or franchise rights with respect to properties in this segment. At June 30, 2007, our hotel portfolio included owned, leased, managed and franchised hotels totaling 888 hotels with approximately 273,000 rooms in approximately 100 countries, and was comprised of 81 hotels that we own or lease or in which we have a majority equity interest, 418 hotels managed by us on behalf of third-party owners (including entities in which we have a minority equity interest) and 389 hotels for which we receive franchise fees.

Our revenues and earnings are also derived from the development, ownership and operation of vacation ownership resorts, marketing and selling vacation ownership interests in the resorts and providing financing to customers who purchase such interests. Generally these resorts are marketed under the brand names described above. Additionally, our revenues and earnings are derived from the development, marketing and selling of residential units at mixed use hotel projects owned by us as well as fees earned from the marketing and selling of residential units at mixed use hotel projects developed by third-party owners of hotels operated under our brands. At June 30, 2007, we had 26 vacation ownership resorts and residential properties in the United States, Mexico, Aruba and the Bahamas.

Our principal executive offices are located at 1111 Westchester Avenue, White Plains, New York 10604, and our telephone number is (914) 640-8100. We maintain a variety of websites to communicate with our customers and investors. None of the information on our websites is part of this prospectus.

The Offering

Issuer	Starwood Hotels & Resorts Worldwide, Inc.

Notes offered	$400,000,000 aggregate principal amount of 6 1/4% senior notes due 2013.

Interest rate	6 1/4% per year.

Maturity date	February 15, 2013.

Interest payment dates	Interest on the notes will be payable semi-annually on February 15 and August 15 of each year, beginning on February 15, 2008.

Ranking	The notes will rank equally with all of our other unsecured and unsubordinated obligations. The notes will not be obligations of or guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all debt and other liabilities of our subsidiaries (including trade payables), which means that creditors of our subsidiaries will be paid from their assets before holders of the notes would have any claims to those assets. At June 30, 2007, our subsidiaries had outstanding $265 million of debt. The indenture under which the notes will be issued does not limit our ability, or the ability of our subsidiaries, to issue or incur other debt or issue preferred stock. We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, including our obligations to pay interest on the notes.

Optional Redemption	We may redeem all or a portion of the notes at our option at any time at the “make-whole” redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and (2) the sum, as determined by an independent investment banker, of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (exclusive of any interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 35 basis points, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes — Optional Redemption” in this prospectus supplement.

Change of Control	If a Change of Control Repurchase Event occurs, we will be required to offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Change of Control Repurchase Event” in this prospectus supplement.

Covenants	The indenture governing the notes will include certain restrictions on liens, sale and lease-back transactions, mergers, consolidations and transfers of substantially all of our assets. These covenants are subject to important qualifications and exceptions. See “Description of the Notes — Certain Covenants” in this prospectus supplement.

Denominations	The notes will be issued in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Form of Notes	The notes will be issued as fully registered notes (to be deposited with the depositary), represented by one or more global notes deposited with The Depository Trust Company, or DTC. Investors may elect to hold interests in the global notes through any of DTC, Clearstream, Luxembourg or the Euroclear System.

Use of Proceeds	The net proceeds from the offering will be approximately $396 million. We intend to apply the net proceeds from this offering to reduce outstanding borrowings under our revolving credit facility.

Trustee	U.S. Bank National Association.

Risk Factors

Investing in the notes involves risks. Please read the section entitled “Supplemental Risk Factors” on page S-5 of this prospectus supplement and “Risk Factors” beginning on page 9 of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Summary Consolidated Financial and Other Data

The selected consolidated financial and other data at each of the dates and for each of the years presented below were derived from our audited (in the case of annual data) or unaudited (in the case of interim data) consolidated financial statements. Because the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At or for the Year Ended December 31,										At or for the Six Months Ended June 30,
	2006		2005		2004		2003		2002		2007		2006
	(In millions, except per share data)

Income Statement Data
Revenues	$5,979		$5,977		$5,368		$4,630		$4,588		$3,003		$2,946
Operating income	$839		$822		$653		$427		$551		$370		$360
Income from continuing operations	$1,115		$423		$369		$105		$251		$268		$757
Diluted earnings per Share from continuing operations	$5.01		$1.88		$1.72		$0.51		$1.22		$1.23		$3.34
Operating Data
Cash from operating activities	$500		$764		$578		$766		$759		$315		$130
Cash from (used for) investing activities	$1,402		$85		$(415)		$515		$(282)		$(55)		$1,345
Cash used for financing activities	$(2,635)		$(253)		$(273)		$(979)		$(487)		$(174)		$(2,077)
Balance Sheet Data
Total assets	$9,280		$12,494		$12,298		$11,857		$12,190		$9,461		$9,372
Long-term debt	$1,827		$2,926		$3,823		$4,424		$4,500		$2,932		$2,078
Other Data
Ratio of earnings to total fixed charges(1)	3.14	x	3.01	x	2.32	x	1.14	x	1.69	x	4.02	x	2.26	x

(1)	See “Ratio of Earnings to Total Fixed Charges” for an explanation of the calculation of these ratios.

SUPPLEMENTAL RISK FACTORS

You should carefully consider the supplemental risks described below in addition to the risks described under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein, as well as the other information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, before investing in the notes. You could lose part or all of your investment.

An active trading market for the notes may not develop.

The notes constitute a new issue of securities, for which there is no existing market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. We cannot provide you with any assurance regarding whether a trading market for the notes will develop, the ability of holders of the notes to sell their notes or the price at which holders may be able to sell their notes. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice. If no active trading market develops, you may be unable to resell your notes at any price or at their fair market value.

Changes in our credit ratings or the debt markets could adversely affect the price of the notes.

The price for the notes depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by, or the market price for the notes issued by, other companies similar to us;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit rating for us based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the notes.

There are limited financial covenants in the indenture.

Neither we nor any of our subsidiaries are restricted from incurring additional debt or other liabilities, including additional senior debt, or issuing preferred equity under the indenture. If we incur additional debt or liabilities or issue preferred equity, our ability to pay our obligations on the notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we will not be restricted from paying dividends or issuing or repurchasing our securities under the indenture.

The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to the debt and other liabilities and any preferred equity of our subsidiaries, which means that creditors and preferred equity holders of our subsidiaries will be paid from their assets before holders of the notes would have any claims to those assets.

Starwood Hotels & Resorts Worldwide, Inc. is, in part, a holding company. We conduct many of our operations through subsidiaries that own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

The notes will be obligations exclusively of Starwood Hotels & Resorts Worldwide, Inc. and will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all debt and other liabilities and any preferred equity of our subsidiaries (including trade payables), which means that creditors and preferred equity holders of our subsidiaries will be paid from their assets before holders of the notes would have any claims to those assets. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, that subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise after payment of its liabilities and preferred equity. At June 30, 2007, our subsidiaries had outstanding $265 million of debt. The indenture governing the notes does not limit the amount of unsecured debt which our subsidiaries may incur or the amount of secured debt our unrestricted subsidiaries may incur and a substantial portion of our assets are held by unrestricted subsidiaries. See “Description of the Notes — Certain Covenants.”

USE OF PROCEEDS

The net proceeds from the offering will be approximately $396 million. We intend to apply the net proceeds from this offering to reduce outstanding borrowings under our revolving credit facility. As of June 30, 2007, $544 million of borrowings was outstanding under our revolving credit facility, at interest rates ranging from 4.92% to 6.84%, with a weighted average interest rate of 5.75%. The revolving credit facility matures on February 10, 2011.

CAPITALIZATION

Set forth below is our capitalization at June 30, 2007, on an actual basis and as adjusted to give effect to the sale of the $400 million principal amount of notes offered by this prospectus supplement and the application of the net proceeds of that sale as described above under “Use of Proceeds.”

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our quarterly reports on Form 10-Q incorporated by reference herein and in the accompanying prospectus.

	June 30, 2007
	Actual	As adjusted
	(In millions)

Long-term debt, including current portion(1):
Term loans	$1,000	$1,000
Revolving credit facility	544	148
Senior notes(2)	1,223	1,223
Notes offered hereby	—	400
Mortgages and other	265	265

Total long-term debt, including current portion	3,032	3,036
Minority interest	24	24
Stockholders’ equity	2,925	2,925

Total capitalization	$5,981	$5,985

(1)	For a description of our long-term debt, see note 14 to our consolidated financial statements included in our Annual Report on Form 10-K and note 9 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 incorporated by reference in the accompanying prospectus.

(2)	Includes approximately $(24) million at June 30, 2007 of fair value adjustments related to existing fixed-to-floating interest rate swaps for the Senior Notes.

RATIO OF EARNINGS TO TOTAL FIXED CHARGES

The following table sets forth our ratio of earnings to total fixed charges for the periods indicated.

For purposes of determining the ratio of earnings to total fixed charges, “earnings” consist of income from continuing operations before income taxes and minority interest, (income) loss related to equity method investees, distributed income of equity method investees, minority interest in pre-tax (income) loss, amortization of interest capitalized and fixed charges. “Total fixed charges” consist of interest expense (including interest costs capitalized) and other financial charges and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

	Year Ended December 31,										Six Months Ended June 30,
	2006		2005		2004		2003		2002		2007		2006

Ratio of earnings to total fixed charges(1)	3.14	x	3.01	x	2.32	x	1.14	x	1.69	x	4.02	x	2.26	x

(1)	Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, was adopted on January 1, 2007. Interest expense related to uncertain tax positions is not included in earnings or fixed charges for any periods presented.

DESCRIPTION OF THE NOTES

The descriptions in this prospectus supplement contain a description of the material terms of the notes and the indenture but do not purport to be complete. Reference is hereby made to the indenture, the supplemental indenture and the form of note that are or will be filed as exhibits to the registration statement of which this prospectus supplement forms a part and to the Trust Indenture Act of 1939, as amended. References to “we,” “us” and “our” in the following description refer only to Starwood Hotels & Resorts Worldwide, Inc. and not any of its subsidiaries.

General

We will issue the notes under an indenture to be dated as of September 13, 2007 between us and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture, to be dated as of September 13, 2007, between us and the trustee. We refer to the indenture, as supplemented by the supplemental indenture, as the indenture. The trustee will initially be the security registrar and paying agent for the notes.

The notes will be our general senior unsecured obligations. The terms of the notes are described below.

When we use the term “business day,” we mean any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

The notes will mature at par on February 15, 2013. Interest on the notes will accrue from September 13, 2007 and is payable semiannually in arrears in two equal payments on February 15 and August 15 each year, commencing February 15, 2008 (each, an “interest payment date”) to the persons in whose names the notes are registered at the close of business on February 1 or August 1 (whether or not a business day), respectively, prior to each interest payment date at the annual rate of 6 1/4%; provided that the interest due on redemption or at maturity (whether or not an interest payment date) will be paid to the person to whom principal is payable.

For any full semi-annual period, the amount of interest will be calculated on the basis of a 360-day year of twelve 30-day months. For any period shorter than a full semi-annual period, the amount of interest will be calculated on the basis of a 30-day month, and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month.

If an interest payment date or maturity date falls on a date that is not a business day (as defined above), then interest will be paid on the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date or maturity date. If the maturity date for any note falls on a date that is not a business day, the related payments of principal, premium, if any, and interest may be made on the next succeeding business day, and no additional interest will accumulate on the amount payable for the period from and after the maturity date.

The notes will not be entitled to the benefit of any sinking funds.

The notes will be issued as fully registered notes (to be deposited with the depositary or its custodian) and in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

In addition to the notes being issued on the date of the indenture, we may issue from time to time other series of debt securities under the indenture, which may have different interest rates, maturity and other terms than the notes offered hereby, consisting of debentures, notes or other unsecured, unsubordinated evidences of indebtedness, but such other series will be separate from and independent of the notes. The indenture does not limit the amount of debt securities or any other debt (whether secured or unsecured or whether subordinated or unsubordinated) which we may incur.

We may from time to time, without the consent of the holders of notes of a particular series, reopen such series of notes and issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes, except for the public offering price and the issue date. Any additional notes having similar terms, together with the notes of such series, will constitute a single series of debt securities under the indenture and will be fungible with the previously issued notes to the extent specified in the applicable pricing supplement. No additional such notes may be issued if an Event of Default has occurred and is continuing with respect to the series of debt securities of which such notes are a part.

The trustee will maintain an office in the Borough of Manhattan, the City of New York where we will pay the principal and premium, if any, on the notes and you may present the notes for registration of transfer and exchange.

Ranking

The notes will be our direct, unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated obligations.

Starwood Hotels & Resorts Worldwide, Inc. is, in part, a holding company. We conduct many of our operations through subsidiaries that own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

The notes will be obligations exclusively of Starwood Hotels & Resorts Worldwide, Inc. and will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all debt and other liabilities of our subsidiaries (including trade payables), which means that creditors of our subsidiaries will be paid from their assets before holders of the notes would have any claims to those assets. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, that subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise after payment of its liabilities. As of June 30, 2007, our subsidiaries had outstanding $265 million of debt.

Repurchase at the Option of the Holders of Notes

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described below, holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, or, at our option, prior to the date of the consummation of any Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of notes, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. The notice shall, if mailed prior to the date of the consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Triggering Event provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our subsidiaries taken as a whole to any Person other than us or one of our subsidiaries, provided, however, that we will be deemed to own any asset that we sell, transfer, convey or otherwise dispose and, following such transaction, we manage such asset pursuant to a management agreement or it is operated by a third party subject to a franchise or license agreement with us (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (3) the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P; and, if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, the equivalent investment grade credit rating from a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement organization for Moody’s or S&P, or both, as the case may be.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” has the meaning set forth in the indenture and includes a “person” or “group” as these terms are used in Section 13(d)(3) of the Exchange Act.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the

Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating Event” means the rating on the notes is lowered by each of the Rating Agencies and the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” of any Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors or similar governing body of such Person.

Optional Redemption

We may redeem all or a portion of the notes at our option at any time or from time to time as set forth below. We will mail notice to registered holders of such notes of our intent to redeem at least 30 days and not more than 60 days prior to the date set for redemption. We may redeem such notes at a redemption price equal to the greater of:

•	100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date; and

•	the sum, as determined by an Independent Investment Banker, of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus accrued and unpaid interest to, but excluding, the date of redemption.

If money sufficient to pay the redemption price of all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations or, if only one such Quotation is obtained, such Quotation.

“Independent Investment Banker” means an independent investment banking institution of national standing appointed by us, which may be one of the Reference Treasury Dealers.

“Reference Treasury Dealer” means (1) J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors, provided that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), (2) if the period from the redemption date to the maturity date of the notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used, or (3) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If we elect to redeem less than all of the notes, and such notes are at the time represented by a global security, then the depositary will select by lot the particular interests to be redeemed. If we elect to redeem less than all of the notes, and any of such notes are not represented by a global security, then the trustee will select the particular notes to be redeemed in a manner it deems appropriate and fair (and the depositary will select by lot the particular interests in any global security to be redeemed).

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Certain Covenants

The indenture requires us and our Restricted Subsidiaries to comply with certain restrictive covenants. These provisions are described below.

Certain Definitions Used In the Covenants

Set forth below are certain definitions used in the indenture.

“Capitalized Lease-Back Obligation” is defined to mean the total net rental obligations of ours or any Restricted Subsidiary under any lease entered into as part of a sale and lease-back transaction involving a Principal Property discounted to present value at the rate of 9% per annum.

“Consolidated Net Assets” is defined to mean our consolidated assets, after subtracting all current liabilities (other than the current portion of long-term debt), as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

“Principal Property” is defined to mean any single property owned by us or any Restricted Subsidiary having a gross book value in excess of the greater of (i) $100 million and (ii) 5% of Consolidated Net Assets, except any property or portion of a property that our board of directors by resolution declares is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety.

“Restricted Subsidiary” is defined to mean any of our subsidiaries organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or (y) in which the investment of us and all of our subsidiaries exceeds 5% of Consolidated Net Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each subsidiary whose principal business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, (ii) each subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another person and which does not acquire any part of the business or assets of us or any Restricted Subsidiary, (iii) each subsidiary organized under the laws of the United States of America whose principal business consists of managing, licensing, supervising, directing or controlling activities outside the United States of America; and (iv) each subsidiary whose principal business consists of conducting timeshare, fractional, residential and related activities.

“Unrestricted Subsidiary” is defined to mean any of our subsidiaries other than a Restricted Subsidiary.

Sale and Lease-Back

The indenture provides that neither we nor any Restricted Subsidiary may enter into any sale and lease-back transaction (except for temporary leases of a term of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries) involving the leasing by us or any Restricted Subsidiary of any Principal Property, more than 180 days after the acquisition thereof or the completion of construction and commencement of full operation thereof, unless either:

(i) we apply an amount equal to the greater of the fair value (as determined by our board of directors) of such property and the net proceeds of such sale, within 180 days, to the retirement of notes or other indebtedness ranking on a parity with the notes, or to the acquisition, construction, development or improvement of properties, facilities or equipment used for operating purposes which are, or upon such acquisition, construction, development or improvement will be, a Principal Property or a part thereof or

(ii) at the time of entering into such transaction, such Principal Property could have been subjected to a mortgage, pledge or lien securing indebtedness in a principal amount equal to the Capitalized Lease-Back Obligation with respect to such Principal Property under clause (n) of the provision for limitations on liens referred to below without securing the notes as contemplated by that provision.

Liens

The indenture prohibits us and our Restricted Subsidiaries from creating any mortgages, pledges or other liens upon any Principal Property (without securing the notes equally with such Principal Property and ratably with all other indebtedness secured thereby for so long as such indebtedness is so secured), with the following exceptions:

(a) mortgages, pledges or other liens on any such property acquired, constructed or improved by us or a Restricted Subsidiary to secure or provide for the payment of any part of the purchase price of such property or the cost of the construction or improvement, or any mortgage or other lien on any such property existing at the time of acquisition thereof provided, however, that the indebtedness is incurred and related liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later;

(b) any mortgage, pledge or other lien on any property of another company existing at the time the company (i) is acquired by merger, consolidation or acquisition of substantially all of its stock or its assets or (ii) becomes a Restricted Subsidiary;

(c) pledges or deposits to secure payment of workers’ compensation or insurance premiums, or relating to tenders, bids, contracts (except contracts for the payment of money) or leases;

(d) pledges or liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

(e) pledges or liens to secure a stay of process in proceedings to enforce a contested liability, or required in connection with the institution of legal proceedings or in connection with any other order or decree in any such proceeding or in connection with any contest of any tax or other governmental charge, or deposits with a governmental agency entitling us or a Restricted Subsidiary to maintain self-insurance or to participate in other specified insurance arrangements;

(f) mechanics’, carriers’, workmen’s and other like liens;

(g) encumbrances in favor of the U.S. Government to secure progress or advance payments;

(h) mortgages, pledges or other liens securing any indebtedness incurred to finance the cost of property leased to the U.S. Government at a rental sufficient to pay the principal of and interest on such indebtedness;

(i) mortgages, pledges or other liens securing indebtedness of a Restricted Subsidiary to us or to a Restricted Subsidiary;

(j) mortgages, pledges or other liens affecting property securing indebtedness of a governmental authority issued to finance the cost of a pollution control program with respect to operations of ours or of a Restricted Subsidiary;

(k) mortgages, pledges or other liens on property of a Restricted Subsidiary to secure indebtedness with respect to all or part of the acquisition cost of the Restricted Subsidiary, provided, however, that the indebtedness is incurred and related liens are created within 24 months of the acquisition of the Restricted Subsidiary and such indebtedness does not exceed the acquisition cost of the Restricted Subsidiary;

(l) any renewal, extension, replacement or refinancing of any permitted mortgage, lien, deposit or encumbrance, provided the amount secured does not exceed the sum of (i) the greater of (x) the principal amount secured thereby at the time of such renewal, extension, replacement or refinancing and (y) 85% of the fair market value (in the determination of our board of directors) of the properties subject to such renewal, extension, replacement or refinancing; and (ii) any reasonable fees and expenses associated with such renewal, extension, replacement or refinancing;

(m) mortgages, pledges or other liens on any such property existing on the date of the indenture; and

(n) the creation of any other mortgage, pledge or other lien, if, after giving effect to the creation thereof, the total of (i) the aggregate principal amount of indebtedness of ours and our Restricted Subsidiaries secured by all mortgages, pledges or other liens created under the provisions referred to in this clause (n), plus (ii) the aggregate amount of Capitalized Lease-Back Obligations of ours and our Restricted Subsidiaries under the entire unexpired terms of all leases entered into in connection with sale and lease-back transactions which would have been precluded by the provision for limitations on such transactions described above, but for the satisfaction of the condition referred to in clause (ii) of the description of such provision, will not exceed an amount equal to 15% of Consolidated Net Assets.

The lease of any property and rental obligations thereunder (whether or not involving a sale and lease-back and whether or not capitalized) shall not be deemed to create a lien. The sale or other transfer of (a) timber or other natural resources in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such resources, or (b) any other interest in property of the character commonly referred to as a “production payment,” shall not be deemed to create a lien.

Consolidation, Merger or Sale

The indenture permits the consolidation or merger of us with or into any other corporation, or the merger into us of any other corporation, or the sale by us of our assets as, or substantially as, an entirety, or otherwise; provided, however,

(a) that, in case of any such consolidation or merger the corporation resulting from such consolidation or any corporation other than us into which such merger shall be made shall succeed to the indenture and be substituted for us with the same effect as if it has been named therein as a party thereto and shall become liable and be bound for, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, the due and punctual payment of the principal of, premium, if any, and interest, if any, on all the notes of each series and the performance and observance of each and every covenant and condition of the indenture to be performed or observed on our part,

(b) that, as a condition of any such sale of our assets as, or substantially as, an entirety, the corporation to which such assets shall be sold shall (i) expressly assume the due and punctual payment of the principal of, premium, if any, and interest, if any, on all the notes of each series and the coupons, if any, appertaining thereto and the performance and observance of all the covenants and conditions of the indenture to be performed or observed on our part, and (ii) simultaneously with the delivery to it of the conveyances or instruments of transfer of such assets, execute and deliver to the trustee a supplemental indenture, in form satisfactory to the trustee, whereby such purchasing corporation shall so assume the due and punctual payment of the principal of, premium, if any, and interest, if any, on the notes and the performance and observance of each and every covenant and condition of the indenture to be performed or observed on our part, to the same extent that we are bound and liable,

(c) that, either we are the continuing corporation or the successor corporation is a corporation or limited liability company organized under the laws of the United States of America or any state thereof or the District of Columbia, Switzerland or any member country of the European Union, and

(d) that, we are not, or such successor corporation is not, immediately after such merger, consolidation or sale, in default in the performance of any obligations thereunder.

This covenant described under “— Certain Covenants — Consolidation, Merger or Sale” and the covenant described under “— Repurchase at the Option of the Holders of Notes” include a phrase relating to the sale of “all or substantially all” of our assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of the purchaser of less than all of our assets to assume our obligations under the notes, and the right of holders of notes to require us to repurchase the notes as a result of a sale of less than all of our assets, may be uncertain. Moreover, these covenants are independent, and it is possible that a sale of assets that gives rise to a purchaser’s obligation to assume our obligations under the notes will not give holders of the notes the right to require us to repurchase the notes.

Reports

We will furnish to the trustee, within 15 days after we file the same with the SEC, copies of our annual reports and the information, documents or other reports which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Events of Default

Any of the following events will constitute an Event of Default under the indenture with respect to any series of the notes:

•	default for 30 days in the payment of any installment of interest on any note of such series when and as the same shall become due and payable;

•	default in the payment of the principal of (or premium, if any, on) any note of such series when and as the same shall be due and payable;

•	default for 60 days after written notice is given to us by the trustee, or to us and the trustee by holders of at least 25% of the outstanding principal amount of such series of notes as provided in the indenture, in the performance of any other covenant in respect of the notes of such series contained in the indenture;

•	acceleration of certain debt instruments of ours (other than Non-Recourse Indebtedness) in an aggregate principal amount of at least the greater of (a) $100,000,000 and (b) 5% of Consolidated Net Assets, which acceleration shall not have been rescinded or annulled within 30 days after written notice is given to us by the trustee, or holders of at least 25% of the outstanding principal amount of such series of notes as provided in the indenture, provided that this Event of Default will be remedied, cured or waived without further action upon the part of either the trustee or any of the holders if the default under our other indebtedness is remedied, cured or waived; or

•	certain events relating to the bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

An Event of Default with respect to a particular series of notes issued under the indenture does not necessarily constitute an Event of Default with respect to any other series of notes issued under the indenture.

For purposes of the foregoing, “Non-Recourse Indebtedness” means indebtedness the terms of which provide that the lender’s claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness and “significant subsidiary” has the same meaning as the definition of that term set forth in Rule 1-02 of Regulation S-X under the Exchange Act as promulgated by the Securities and Exchange Commission.

Remedies

If an Event of Default arising from specified events of the bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries occurs, the principal amount of all outstanding notes will become due and payable immediately, without further action or notice on the part of the holders of the notes or the trustee. If any other Event of Default with respect to a series of notes occurs, the trustee or the holders of not less than 25% in principal amount of outstanding notes of such series may declare the principal amount of the notes of such series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal amount of such series of notes will become immediately due and payable. However, at any time after a declaration has been made or such series of notes have otherwise become due and payable, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding notes of such series may, subject to conditions specified in the indenture, rescind and annul that declaration or acceleration and its consequences.

Prior to an acceleration described above, the holders of a majority in principal amount of the outstanding notes of a particular series, by notice to the trustee, may waive, on behalf of the holders of all notes of that series, any past default or Event of Default with respect to that series (or, with respect to certain Events of Default, the holders of a majority of all outstanding securities under the indenture voting as a single class may waive the Event of Default) except a default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any note of that series, or except in respect of an Event of Default resulting from the breach of a covenant or provision of the indenture that cannot be amended or modified without the consent of the holders of each outstanding note of the affected series.

Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at your request, order or direction, unless you have offered to the trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the trustee and otherwise in accordance with the conditions specified in the indenture, the holders of a majority in principal amount of outstanding notes of any series have the right to direct the time, method and place of conducting any proceeding for and remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the notes of such series.

Notice of Default

The trustee will, within 90 days after the occurrence of an Event of Default with respect to a series of notes, mail to the holders of such notes notice of such Event of Default relating to such series of notes, unless such default has been cured or waived. However, the Trust Indenture Act of 1939 and the indenture currently permit the trustee to withhold notices of events of default (except for certain payment defaults) if the trustee in good faith determines the withholding of such notices to be in the interests of the holders.

We will furnish the trustee with an annual statement as to our compliance with the conditions and covenants in the indenture.

If an Event of Default occurs and is continuing regarding a series of notes, the trustee may use any sums that it holds under the indenture for its own reasonable compensation and expenses incurred prior to paying the holders of notes of that series.

Legal Proceedings and Enforcement of Right of Payment

You will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless you have previously given to the trustee written notice of a continuing Event of Default with respect to the notes. In addition, the holders of at least 25% in principal amount of the outstanding notes of a series must have made written request, and offered reasonable indemnity, to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in principal amount of the outstanding notes of such series a direction inconsistent with that request, and must have failed to institute the proceeding. However, you will have an absolute right to receive payment of the principal of, premium, if any, and interest on that note at the place, time, rate and in the currency expressed in the indenture and the note and to institute a suit for the enforcement of that payment.

Modification of Indenture

We may enter into supplemental indentures for the purpose of modifying or amending the indenture with respect to any series of notes with the written consent of holders of at least a majority in aggregate principal amount of notes of such series. However, the consent of each holder affected is required for any amendment:

•	to change the stated maturity of principal of, or any installment of principal of or interest on, any note,

•	to reduce the rate of or extend the time for payment of interest on any note or to alter the manner of calculation of interest payable on any note (except as part of any interest rate reset),

•	to reduce the principal amount or premium, if any, on any note,

•	to make the principal of, premium, if any, or interest on any note payable in a different currency,

•	to reduce the percentage in principal amount of any series of notes, the holders of which are required to consent to any supplemental indenture or to any waiver of any past default or Event of Default,

•	to change any place of payment where the notes or interest thereon is payable,

•	to modify the interest rate reset provisions of any note,

•	to impair the right of any holder of the notes to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any note, or

•	to modify provisions of the indenture relating to waiver of defaults or amendment of the indenture, except to increase the percentage in principal amount of notes whose holders must consent to an amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by the modification or waiver.

In addition, we and the trustee with respect to the indenture may enter into supplemental indentures without the consent of the holders of the notes for one or more of the following purposes:

•	to evidence that another corporation or limited liability company has become our successor under the provisions of the indenture relating to consolidations, mergers, and sales of assets and that the successor assumes our covenants, agreements, and obligations in the indenture and in the notes,

•	to add to our covenants further covenants, restrictions, conditions, or provisions for the protection of the holders of the notes, and to make a default in any of these additional covenants, restrictions, conditions, or provisions a default or an Event of Default under the indenture,

•	to add to, change or eliminate any of the provisions of the indenture, provided that any such addition, change or elimination may be effected only when no outstanding note of any series created prior to the execution of such supplemental indenture is entitled to the benefit of such provision,

•	to cure any ambiguity, to correct or supplement any provisions that may be defective or inconsistent with any other provision or to make such other provisions in regard to matters or questions arising under the indenture that do not materially adversely affect the interests of any holders of notes, provided that any amendment made solely to conform the provisions of the indenture to the description of the notes contained in this prospectus will be deemed not to adversely affect the interests of the holders of the notes,

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect,

•	to add to or change any provision of the indenture to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so long as any such action does not materially adversely affect the interests of the holders of debt securities nor permit or facilitate the issuance of debt securities of any series in uncertificated form,

•	to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets,

•	to add any Events of Default,

•	to add guarantees with respect to any series of the notes or to secure any series of the notes,

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the notes or to add or change any provision of the indenture to provide for or facilitate the administration of the indenture by more than one trustee,

•	to establish the form or terms of the notes and coupons of any series, and

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities.

Defeasance of Indenture

We have the right to terminate all of our obligations under the indenture with respect to any series of notes (other than the obligation to pay interest on and the principal of the notes and certain other obligations) at any time by depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest and premium, if any, on the notes of such series to their maturity, and complying with certain other conditions, including delivery to the trustee of an opinion of counsel, to the effect that you will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, we have the right at any time to terminate all of our obligations under the indenture with respect to any series of notes (including the obligation to pay principal of and the interest on such series of notes and certain other obligations), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes, by depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest and premium, if any, on the notes to their maturity, and complying with certain other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service, to the effect that you will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

Miscellaneous Provisions

The indenture provides that certain series of notes, including those for which payment has been deposited or set aside in trust as described under “— Satisfaction and Discharge” below, will not be deemed to be “outstanding” in determining whether the holders of the requisite principal amount of the outstanding notes have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of holders for quorum purposes.

We will be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes issued under the indenture entitled to give or take any demand, direction, consent or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain circumstances, the trustee also will be entitled to set a record date for action by holders. If such a record date is set for any action to be taken by holders of a particular series of notes issued under the indenture, such action may be taken only by persons who are holders of such notes on the record date.

Satisfaction and Discharge

The indenture will generally cease to be of any further effect with respect to any series of notes, if:

•	we have delivered to the trustee for cancellation all outstanding notes of such series (with certain limited exceptions), or

•	all notes of such series not previously delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable within one year, and we have deposited with the trustee as trust funds the entire amount sufficient to pay all of the outstanding notes,

•	and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

The indenture will be deemed satisfied and discharged when no notes remain outstanding and when we have paid all other sums payable by us under the indenture.

Any monies and U.S. government obligations deposited with the trustee for payment of principal of, and interest and premium, if any, on, the notes and not applied but remaining unclaimed by the holders of the notes for two years after the date upon which the principal of, and interest and premium, if any, on, the notes, as the case may be, shall have become due and payable, shall be repaid to us by the trustee on written demand. Thereafter, the holder of such notes may look only to us for payment thereof.

Resignation and Removal of the Trustee; Deemed Resignation

The trustee may resign at any time by giving written notice thereof to us.

The trustee may also be removed by act of the holders of a majority in principal amount of the then outstanding notes of one or more series.

No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture.

Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the trustee will be deemed to have resigned.

Governing Law

The indenture and the notes will provide that they are to be governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

The Depository Trust Company, or “DTC,” which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes so long as the notes are represented by global security certificates.

Investors may elect to hold interests in the global notes through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear System”), in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and the Euroclear System’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for the Euroclear System (in such capacities, the “U.S. Depositaries”).

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

The Euroclear System advises that it was created in 1968 to hold securities for participants of the Euroclear System (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear System cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to each series of notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for the Euroclear System.

We will issue the notes in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for definitive certificated notes upon request by or on behalf of the depositary in accordance with customary procedures following the request of a beneficial owner seeking to exercise or enforce its rights under such notes. If we determine at any time that the notes shall no longer be represented by global security certificates, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw their beneficial interest from the global security certificates, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificates. Any global note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all notes represented by these certificates for all purposes under the notes and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have the notes represented by these global security certificates registered in their names, and

•	will not be considered to be owners or holders of the global security certificates or any notes represented by these certificates for any purpose under the notes or the indenture.

All payments on the notes represented by the global security certificates and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

The information in this section concerning the depositary, its book-entry system, Clearstream, Luxembourg and the Euroclear System has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences to Non-U.S. Holders relating to the purchase, ownership and disposition of notes. This summary deals only with notes that are held as capital assets by Non-U.S. Holders that purchase the notes upon this offering at their issue price. A “Non-U.S. Holder” is a beneficial owner of notes (other than a partnership or other entity taxable as a partnership for U.S. federal income tax purposes) and is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation” or “passive foreign investment company,” as defined under the Internal Revenue Code of 1986, as amended (the “Code”), and to certain expatriates or former long-term residents of the United States. If you fall within any of the foregoing categories, you should consult your own tax advisor to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to you.

This summary does not describe all of the U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by a prospective Non-U.S. Holder in light of that investor’s particular circumstances, some of which may be subject to special rules (such as dealers in securities or currencies, banks or insurance companies). In addition, this summary does not address U.S. federal estate and gift tax laws or the effects of alternative minimum taxes or state, local or foreign taxes.

This section is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements as of the date of this prospectus supplement, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect.

Please consult your own tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Taxation of Interest

Payments of interest to nonresident persons (including entities) are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if you certify your nonresident status as described below, and:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations; and

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

A Non-U.S. Holder can meet the certification requirement by providing a properly executed IRS Form W-8BEN to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax unless a tax treaty applies or the interest payments are effectively connected with the conduct of a U.S. trade or business (as discussed below). If a tax treaty applies to you, you may be eligible for a reduced rate of withholding. In order to claim any exemption from or reduction in the 30% withholding tax, you must generally provide a properly executed Internal Revenue Service Form W-8BEN claiming a reduction of or an exemption from withholding under an applicable tax treaty or a properly executed Internal Revenue Service Form W-8ECI stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

Income of Gains Effectively Connected with U.S. Trade or Business

If you are engaged in a trade or business in the United States (and, if a tax treaty applies, if you maintain a permanent establishment within the United States) and interest on the notes is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, attributable to such permanent establishment), you will be subject to U.S. federal income tax (but not withholding tax assuming a properly executed Form W-8ECI is provided) on such interest on a net income basis in generally the same manner as if you were a U.S. person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Sale, Redemption or Other Disposition of Notes

Any gain or income realized on the disposition of a note (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Taxation of Interest” above) will generally not be subject to U.S. federal income tax unless:

•	such gain or income is effectively connected with your conduct of a trade or business in the United States (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	you were a citizen or resident of the United States and are subject to certain special rules that apply to expatriates.

Backup Withholding and Information Reporting

Unless you are an exempt recipient, such as a corporation, interest payments on the notes and the proceeds received from a sale of notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate (currently 28%) if you fail to comply with applicable U.S. information reporting or certification requirements. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Any amounts so withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability provided you furnish the required information to the IRS.

The preceding discussion of certain material U.S. federal income tax consequences is general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of purchasing, holding or disposing of notes, including the applicability and effect of any state, local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal Amount

J.P. Morgan Securities Inc.	$150,000,000
Morgan Stanley & Co. Incorporated	150,000,000
Banc of America Securities LLC	15,000,000
Calyon Securities (USA) Inc.	15,000,000
Citigroup Global Markets Inc.	15,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,000,000
Credit Suisse Securities (USA) LLC	8,000,000
Deutsche Bank Securities Inc.	8,000,000
Greenwich Capital Markets, Inc.	8,000,000
Scotia Capital (USA) Inc.	8,000,000
Wachovia Capital Markets, LLC	8,000,000

Total	$400,000,000

The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.35% of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.175% of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, we have agreed that:

•	We will pay our expenses related to this offering, which we estimate will be approximately $1 million.

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

In relation to each Member State of the European Economic area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospective Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State (provided that the notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy) at any time:

•	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the foregoing, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71 EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it is a qualified investor (within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000) (the “FSMA”);

•	it has not offered or sold and, will not offer or sell any notes to persons in the United Kingdom except to persons who are qualified investors or otherwise in circumstances which do not require a prospectus to be made available to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing (and the following day) will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates.

J.P. Morgan Securities Inc. (“JPMorgan”) acts as lead arranger and book running manager, and an affiliate of JPMorgan acts as syndication agent, under our senior secured credit facilities, for which they have received, and will receive, customary fees and reimbursements. An affiliate of JPMorgan currently holds approximately $135 million of the borrowings and commitments outstanding under our senior secured credit facilities and will receive a portion of the proceeds from this offering through the repayment of amounts borrowed thereunder. Additionally, in May 2003, JPMorgan acted as an initial purchaser in the offering of our convertible senior notes due 2023, which it purchased at a customary discount.

LEGAL OPINIONS

The validity of the notes offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York, and Venable LLP, Baltimore, Maryland. Weil, Gotshal & Manges LLP may rely upon Venable LLP with respect to matters governed by Maryland law. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Starwood Hotels & Resorts Worldwide, Inc. (the “Company”) appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedule appearing therein), and the Company’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS
RIGHTS
UNITS

We may from time to time offer to sell our debt securities, common stock or preferred stock, either separately or represented by warrants or rights, as well as units that include any of these securities or securities of other entities. The debt securities may consist of debentures, notes or other types of debt. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “HOT.” The debt securities, preferred stock, warrants, rights and units may be convertible or exercisable or exchangeable for common or preferred stock or other securities of ours or debt or equity securities of one or more other entities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by security holders. We will provide specific terms of any securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at 1111 Westchester Avenue, White Plains, New York 10604. Our telephone number is (914) 640-8100.

Investing in the these securities involves risks. See “Risk Factors” beginning on page 9 of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 6, 2007

1

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our internet address is www.starwoodhotels.com. However, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007 and for the quarter ended June 30, 2007;

•	The 2007 Notice of Annual Meeting of Stockholder and Proxy Statement filed on April 26, 2007;

2

•	Our Current Reports on Form 8-K filed on February 16, 2007, April 2, 2007, April 30, 2007, May 31, 2007, July 5, 2007 (as amended by our Current Report on Form 8-K/A filed on July 6, 2007), August 2, 2007, August 17, 2007 and September 4, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on October 3, 1986;

•	The description of the Series A Junior Participating Preferred Stock and related rights contained in the Registration Statement on Form 8-A/A filed on April 14, 2006; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any debt securities, common stock, preferred stock, warrants, rights or units that may be offered hereby for general corporate purposes. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock, warrants, rights or units that may be offered under this prospectus.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Securities Exchange Act of 1934 that are incorporated by reference.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland, and Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements of Starwood Hotels & Resorts Worldwide, Inc. (the “Company”) appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedule appearing therein), and the Company’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

3